PONO CAPITAL FOUR, INC.

Suite 210, 2nd Floor Windward III, Regatta Office Park, PO Box 500

Grand Cayman, Cayman Islands KY-1106

March 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Pam Howell

RE:	Pono Capital Four, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333- 293120) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentleman

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement to be declared effective on March 12, 2026 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

PONO CAPITAL FOUR, INC.

By:	/s/ Dustin Shindo
	Name:	Dustin Shindo
	Title:	Chief Executive Officer